SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                                SCHEDULE 13D
                               (RULE 13d-101)
         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
         13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(a)

                             (AMENDMENT NO. 1)


                      COMPLETE WELLNESS CENTERS, INC.
---------------------------------------------------------------------------
                              (Name of Issuer)


                Common Stock, par value $.0001665 per share
---------------------------------------------------------------------------
                      (Title of Class and Securities)


                                20452H4-10-3
---------------------------------------------------------------------------
                   (CUSIP Number of Class of Securities)


                             Arthur Amron, Esq.
                     411 West Putnam Avenue, Suite 125
                        Greenwich, Connecticut 06830
                               (203) 862-7400
---------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                  Copy to:

                           Randall H. Doud, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000


                                July 2, 1998
----------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|

        NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on following pages)




CUSIP No. 20452H4-10-3                   13D
----------------------------------------------------------------------------
  1.    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

                Imprimis Investors LLC
----------------------------------------------------------------------------
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  [X]
                                                             (b)  [ ]
----------------------------------------------------------------------------
  3.    SEC USE ONLY

----------------------------------------------------------------------------
  4.    SOURCE OF FUNDS

                WC
----------------------------------------------------------------------------
  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)
                                                                 [  ]
----------------------------------------------------------------------------
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
----------------------------------------------------------------------------
                          7.   SOLE VOTING POWER
     NUMBER OF                    -0-
      SHARES              --------------------------------------------------
   BENEFICIALLY           8.   SHARED VOTING POWER
     OWNED BY                     2,473,814 (See Items 4, 5 and 6.)
       EACH               --------------------------------------------------
     REPORTING            9.   SOLE DISPOSITIVE POWER
      PERSON                      -0-
       WITH               --------------------------------------------------
                          10.  SHARED DISPOSITIVE POWER
                                  2,473,814 (See Items 4, 5 and 6.)
----------------------------------------------------------------------------
  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,473,814 (See Items 4, 5 and 6.)
----------------------------------------------------------------------------
  12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES
                                                                 [  ]
----------------------------------------------------------------------------
  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        46.52% (based on 2,327,057 shares of Common Stock outstanding on July 2, 1998 and an assumed 2,990,385 shares of Common Stock issuable to the Reporting Person and the other Reporting Persons filing this Schedule 13D). See Items 4, 5 and 6.
----------------------------------------------------------------------------
  14.   TYPE OF REPORTING PERSON

                OO
----------------------------------------------------------------------------




CUSIP No. 20452H4-10-3                   13D
----------------------------------------------------------------------------
  1.    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

               Wexford Spectrum Investors LLC
----------------------------------------------------------------------------
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)  [X]
                                                              (b)  [ ]
----------------------------------------------------------------------------
  3.    SEC USE ONLY

----------------------------------------------------------------------------
  4.    SOURCE OF FUNDS
               WC
----------------------------------------------------------------------------
  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)
                                                                  [  ]
----------------------------------------------------------------------------
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
----------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
     NUMBER OF                    -0-
      SHARES               -------------------------------------------------
   BENEFICIALLY            8.  SHARED VOTING POWER
     OWNED BY                     624,071 (See Items 4, 5 and 6.)
       EACH                -------------------------------------------------
     REPORTING             9.  SOLE DISPOSITIVE POWER
      PERSON                      -0-
       WITH                -------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                                  624,071 (See Items 4, 5 and 6.)
----------------------------------------------------------------------------
  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              624,071 (See Items 4, 5 and 6.)
----------------------------------------------------------------------------
  12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES
                                                                  [  ]
----------------------------------------------------------------------------
  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        11.74% (based on 2,327,057 shares of Common Stock outstanding on July 2, 1998 and an assumed 2,990,385 shares of Common Stock issuable to the Reporting Person and the other Reporting Persons filing this Schedule 13D). See Items 4, 5 and 6.
----------------------------------------------------------------------------
  14.   TYPE OF REPORTING PERSON
                 OO
----------------------------------------------------------------------------




CUSIP No. 20452H4-10-3                   13D
----------------------------------------------------------------------------
  1.    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

               Wexford Management LLC
----------------------------------------------------------------------------
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)  [X]
                                                              (b)  [ ]
----------------------------------------------------------------------------
  3.    SEC USE ONLY

----------------------------------------------------------------------------
  4.    SOURCE OF FUNDS

                 AF
----------------------------------------------------------------------------
  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)
                                                                [  ]
----------------------------------------------------------------------------
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                Connecticut
----------------------------------------------------------------------------
                          7.   SOLE VOTING POWER
     NUMBER OF                    -0-
      SHARES              --------------------------------------------------
   BENEFICIALLY           8.   SHARED VOTING POWER
     OWNED BY                     3,090,385 (See Items 4, 5 and 6.)
       EACH               --------------------------------------------------
     REPORTING            9.   SOLE DISPOSITIVE POWER
      PERSON                      -0-
       WITH               10.  SHARED DISPOSITIVE POWER
                                  3,090,385 (See Items 4, 5 and 6.)
----------------------------------------------------------------------------
  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,090,385 (See Items 4, 5 and 6.)
----------------------------------------------------------------------------
  12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES
                                                                  [  ]
----------------------------------------------------------------------------
  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        58.12% (based on 2,327,057 shares of Common Stock outstanding on July 2, 1998 and an assumed 2,990,385 shares of Common Stock issuable to the Reporting Person and the other Reporting Persons filing this Schedule 13D). See Items 4, 5 and 6.
----------------------------------------------------------------------------
  14.   TYPE OF REPORTING PERSON

              IA
----------------------------------------------------------------------------




CUSIP No. 20452H4-10-3                   13D
----------------------------------------------------------------------------
  1.    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

               Joseph M. Jacobs
----------------------------------------------------------------------------
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  [X]
                                                             (b)  [ ]
----------------------------------------------------------------------------
  3.    SEC USE ONLY

----------------------------------------------------------------------------
  4.    SOURCE OF FUNDS

                AF
----------------------------------------------------------------------------
  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)
                                                                 [  ]
----------------------------------------------------------------------------
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America
----------------------------------------------------------------------------
                          7.   SOLE VOTING POWER
     NUMBER OF                    -0-
      SHARES              --------------------------------------------------
   BENEFICIALLY           8.   SHARED VOTING POWER
     OWNED BY                     3,090,385 (See Items 4, 5 and 6.)
       EACH               --------------------------------------------------
     REPORTING            9.   SOLE DISPOSITIVE POWER
      PERSON                      -0-
       WITH               --------------------------------------------------
                          10.  SHARED DISPOSITIVE POWER
                                  3,090,385 (See Items 4, 5 and 6.)
----------------------------------------------------------------------------
  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,090,385 (See Items 4, 5 and 6.)
----------------------------------------------------------------------------
  12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES
                                                              [  ]
----------------------------------------------------------------------------
  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        58.12% (based on 2,327,057 shares of Common Stock outstanding on July 2, 1998 and an assumed 2,990,385 shares of Common Stock issuable to the Reporting Person and the other Reporting Persons filing this Schedule 13D). See Items 4, 5 and 6.
----------------------------------------------------------------------------
  14.   TYPE OF REPORTING PERSON

                 IN
----------------------------------------------------------------------------




CUSIP No. 20452H4-10-3                   13D
----------------------------------------------------------------------------
  1.    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

                Charles E. Davidson
----------------------------------------------------------------------------
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  [X]
                                                             (b)  [ ]
----------------------------------------------------------------------------
  3.    SEC USE ONLY

----------------------------------------------------------------------------
  4.    SOURCE OF FUNDS

                 AF
----------------------------------------------------------------------------
  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)
                                                                 [  ]
----------------------------------------------------------------------------
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                United States of America
----------------------------------------------------------------------------
                          7.   SOLE VOTING POWER
     NUMBER OF                    -0-
      SHARES              --------------------------------------------------
   BENEFICIALLY           8.   SHARED VOTING POWER
     OWNED BY                     3,090,385 (See Items 4, 5 and 6.)
       EACH               --------------------------------------------------
     REPORTING            9.   SOLE DISPOSITIVE POWER
      PERSON                      -0-
       WITH               --------------------------------------------------
                          10.  SHARED DISPOSITIVE POWER
                                  3,090,385 (See Items 4, 5 and 6.)
----------------------------------------------------------------------------
  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,090,385 (See Items 4, 5 and 6.)
----------------------------------------------------------------------------
  12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES
                                                                [  ]
----------------------------------------------------------------------------
  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        58.12% (based on 2,327,057 shares of Common Stock outstanding on July 2, 1998 and an assumed 2,990,385 shares of Common Stock issuable to the Reporting Person and the other Reporting Persons filing this Schedule 13D). See Items 4, 5 and 6.
----------------------------------------------------------------------------
  14.   TYPE OF REPORTING PERSON

              IN
----------------------------------------------------------------------------



Item 3.     Source and Amount of Funds or Other Consideration.

      On July 2, 1998, Imprimis acquired from the Company 83,521 shares of Senior Convertible Preferred Stock (the "Senior Convertible Preferred Stock"), par value $.01 per share, of the Company and 80,000 shares of Common Stock (the "Issued Common Stock"). On the same date, Wexford acquired from the Company 20,880 shares of Senior Convertible Preferred Stock and 20,000 shares of Issued Common Stock. See Item 4 for a description of certain provisions of the Senior Convertible Preferred Stock and see Item 6 for additional information concerning the terms of the Senior Convertible Preferred Stock and certain agreements entered into by the Company in connection therewith.

      Imprimis acquired its Senior Convertible Preferred Stock and the Issued Common Stock in exchange for 80,000 shares of the Preferred Stock originally issued pursuant to the Investment Agreement (the "Original Preferred Stock")and Warrants to acquire 2,280,000 shares of Common Stock that were issued to it by the Company pursuant to the Investment Agreement and 3,521 shares of the Original Preferred Stock that had been issued to it by the Company pursuant to the terms of the Original Preferred Stock in lieu of the payment of cash dividends. Wexford acquired its Senior Convertible Preferred Stock and the Issued Common Stock in exchange for 20,000 shares of the Original Preferred Stock and Warrants to acquire 570,000 shares of Common Stock that were issued to it by the Company pursuant to the Investment Agreement and 880 shares of the Original Preferred Stock that had been issued to it by the Company pursuant to the terms of the Original Preferred Stock in lieu of the payment of cash dividends.

Item 4.     Purpose of Transaction.

      The Reporting Persons have acquired the Senior Convertible Preferred Stock and the Issued Common Stock for investment purposes pursuant to an Second Supplement to the Investment Agreement, dated as of July 2, 1998 (the "Second Supplement") and have obtained certain registration rights with respect to the Issued Common Stock and the shares of Common Stock issuable upon exercise of the Senior Convertible Preferred Stock (the "Issuable Common Stock") pursuant to the Registration Rights Agreement.

      In connection with the transactions described above, the Company has agreed that, for so long as any shares of Senior Convertible Preferred Stock remain outstanding, the Company shall take such action as shall be necessary to ensure that at least one designee of the holders of Senior Convertible Preferred Stock shall be duly elected to serve as a director of the Company. Frederick B. Simon, an officer of Wexford Management, was elected on March 30, 1998 to the Board of Directors of the Company as the designee of the holders of the Original Preferred Stock pursuant to a similar undertaking for the benefit of the holders of the Original Preferred Stock and since July 2, 1998 has been the designee of the holders of the Senior Convertible Preferred Stock.

      The Company has also agreed that, in the event that the Company shall fail either to (a) receive the Shareholder Approval (as defined below) on or prior to August 31, 1998, or (b) redeem all of the Senior Convertible Preferred Stock on or prior to January 3, 1999, the Company shall, if and when requested by the holders of a majority of the outstanding shares of the Senior Convertible Preferred Stock to do so, take any action necessary, including calling a special meeting, to elect designees of the holders of a majority of the outstanding shares of the Senior Convertible Preferred Stock to the Board of Directors such that such designees shall constitute a majority of such Board of Directors. Thereafter, for so long as any shares of Senior Convertible Preferred Stock remain outstanding, the Company shall take such action as shall be necessary to ensure that such designees or successor designees shall be duly elected to serve as directors of the Company. "Shareholder Approval" means any and all requisite approval of the shareholders of the Company of the increase in its authorized shares of Common Stock to 50,000,000 and the issuance of the Issued Common Stock or shares of Common Stock upon conversion of the Senior Convertible Preferred Stock.

      See Item 6 for additional information concerning the terms of the Senior Convertible Preferred Stock, the Second Supplement and the
Registration Rights Agreement as amended.

      The Reporting Persons do not have any plans or proposals, other than those described in the preceding paragraphs, which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to acquire or dispose of Common Stock or the Senior Convertible Preferred Stock or to formulate other purposes, plans or proposals regarding the Company or the Common Stock or the Senior Convertible Preferred Stock held by the Reporting Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5.     Interest in Securities of the Issuer.

      The Reporting Persons may be deemed to beneficially own the respective percentages and numbers of outstanding shares of Common Stock set forth below, including 7,500 shares of Common Stock issuable pursuant to an option granted to Mr. Simon on May 26, 1998 at an exercise price of $2.81 per share in connection with his services as a director of the Company, in which the Reporting Persons may be deemed to have an interest. Such percentages have been calculated using information obtained from the Company on the basis of 2,327,057 shares of Common Stock issued and outstanding on July 2, 1998 and based on an assumed 2,982,885 shares of Issuable Common Stock at an assumed conversion price of $1.75 per share of Common Stock. See Item 6 for a description of the conversion feature of the Senior Convertible Preferred Stock. Such calculations exclude the 4,631,001 shares of Common Stock that according to information obtained from the Company were issuable pursuant to other warrants (including the warrants that Imprimis and Wexford exchanged on July 2nd) and options as of June 30, 1998.

    A.      Imprimis

      (a)   Aggregate number of shares of Common Stock beneficially owned:
            2,473,814, composed of 80,000 shares of outstanding Common Stock, 2,386,314 shares of Issuable Common Stock and 7,500 shares of Common Stock issuable upon exercise of Mr. Simon's option
            Percentage:  46.52%

      (b)   1.  Sole power to vote or to direct to vote: -0-
            2.  Shared power to vote or to direct to vote: 2,473,814
            3.  Sole power to dispose or to direct the disposition: -0-
            4. Shared power to dispose or to direct the disposition: 2,473,814

      (c)   Other than the transactions described in Item 4 of this
            Schedule 13D, there were no transactions by Imprimis during the past 60 days.

      (d)   Not applicable.

      (e)   Not applicable.


B.  Wexford Spectrum Investors LLC

      (a)   Aggregate number of shares of Common Stock beneficially owned:
            624,071, composed of 20,000 shares of outstanding Common Stock, 596,571 shares of Issuable Common Stock and 7,500 shares of Common Stock issuable upon exercise of Mr. Simon's option
            Percentage: 11.74%

      (b)   1.  Sole power to vote or to direct to vote: -0-
            2.  Shared power to vote or to direct to vote: 624,071
            3.  Sole power to dispose or to direct the disposition: -0-
            4. Shared power to dispose or to direct the disposition: 624,071

      (c)   Other than the transactions described in Item 4 of this
            Schedule 13D, there were no transactions by Wexford during the past 60 days.

      (d)   Not applicable.

      (e)   Not applicable.

C.  Wexford Management

      (a)   Aggregate number of shares of Common Stock beneficially owned:
            3,090,385, composed of 100,000 shares of outstanding Common Stock, 2,982,885 shares of Issuable Common Stock and 7,500 shares of Common Stock issuable upon exercise of Mr. Simon's option
            Percentage: 58.12%

      (b)   1.  Sole power to vote or to direct to vote: -0-
            2.  Shared power to vote or to direct to vote: 3,090,385
            3.  Sole power to dispose or to direct the disposition: -0-
            4. Shared power to dispose or to direct the disposition: 3,090,385

      (c)   Other than the transactions described in Item 4 of this
            Schedule 13D, there were no transactions by Wexford Management during the past 60 days.

      (d)   Not applicable.

      (e)   Not applicable.

C.  Joseph M. Jacobs

      (a)   Aggregate number of shares of Common Stock beneficially owned:
            3,090,385, composed of 100,000 shares of outstanding Common Stock, 2,982,885 shares of Issuable Common Stock and 7,500 shares of Common Stock issuable upon exercise of Mr. Simon's option
            Percentage: 58.12%

      (b)   1.  Sole power to vote or to direct to vote: -0-
            2.  Shared power to vote or to direct to vote: 3,090,385
            3.  Sole power to dispose or to direct the disposition: -0-
            4. Shared power to dispose or to direct the disposition: 3,090,385

      (c)   Other than the transactions described in Item 4 of this
            Schedule 13D, there were no transactions by Mr. Jacobs during the past 60 days.

      (d)   Not applicable.

      (e)   Not applicable.

D.  Charles E. Davidson

      (a)   Aggregate number of shares of Common Stock beneficially owned:
            3,090,385, composed of 100,000 shares of outstanding Common Stock, 2,982,885 shares of Issuable Common Stock and 7,500 shares of Common Stock issuable upon exercise of Mr. Simon's option
            Percentage: 58.12%

      (b)   1.  Sole power to vote or to direct to vote: -0-
            2.  Shared power to vote or to direct to vote: 3,090,385
            3.  Sole power to dispose or to direct the disposition: -0-
            4. Shared power to dispose or to direct the disposition: 3,090,385

      (c)   Other than the transactions described in Item 4 of this
            Schedule 13D, there were no transactions by Mr. Davidson during the past 60 days.

      (d)   Not applicable.

      (e)   Not applicable.

      Wexford Management may, by reason of its status as manager of Imprimis and Wexford, be deemed to own beneficially the Common Stock of which Imprimis and Wexford possess beneficial ownership.

      Each of Charles E. Davidson and Joseph M. Jacobs may, by reason of his status as a controlling person of Wexford Management, be deemed to own beneficially the Common Stock of which Imprimis and Wexford possesses beneficial ownership.

      Each of Charles E. Davidson, Joseph M. Jacobs and Wexford Management shares the power to vote and to dispose of the shares of Common Stock Imprimis and Wexford beneficially own.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      See Items 2, 3, 4, and 5 above.

      The Second Supplement reinstates, for so long as any of the Senior Convertible Preferred Stock remain outstanding, certain negative covenants restricting actions that may be taken by the Company that were contained in the Investment Agreement. The Company has agreed in the Second Supplement to seek the Shareholder Approval as soon as possible. Receipt of the Shareholder Approval is not a condition to the transactions contemplated by the Second Supplement and, other than as specifically contemplated by the Second Supplement or by the Certificate of Designations, Preferences and Rights for the Senior Convertible Preferred Stock (the "New Certificate of Designation"), a failure to obtain the Shareholder Approval shall have no effect on the transactions contemplated by the Second Supplement or the obligations of the Company under the Second Supplement.

        Imprimis and Wexford have agreed in the Second Supplement that, during the period prior to January 3, 1999, they shall take no action with respect to the Company or its affiliates, directors or employees based upon their allegations of breach of the Investment Agreement or misrepresentations by the Company prior to the date of the Second Supplement. They have also agreed to waive any claims based on such alleged breaches and misrepresentations in the event that all of the Senior Convertible Preferred Stock is redeemed by the Company within the time frame contemplated by the New Certificate of Designation. The Company acknowledged that, by entering into the Second Supplement, Imprimis and Wexford have not waived any rights or claims that they may have relating to any such alleged breaches or misrepresentations other than under the circumstances contemplated by the immediately preceding sentence.

      In the Second Supplement, Imprimis and Wexford have represented that they have acquired and shall hold the Senior Convertible Preferred Stock for their own account for investment only and not with a view to, or for resale in connection with, the public sale or distribution thereof except pursuant to sales registered under the Securities Act of 1933, as amended, or pursuant to an exemption from registration provided thereunder, have agreed not to short sell or to write any type of put options against shares of the Common Stock and the Investors and their affiliates, and have represented and warranted that they will not use, directly or indirectly, any use shares of Issuable Common Stock to cover any short sale position or put position in the Common Stock that existed prior to or from the date of the Second Supplement.

      The Second Supplement further provides that all shares of Issued Common Stock and Issuable Common Stock will constitute "Registrable Securities"under the Registration Rights Agreement and that the Registration Rights Agreement shall be modified to increase the number of "Demand Registrations" for which the Company pays the expenses of the holders of Registrable Securities from two to five.

      The rights of holders of the Senior Convertible Preferred Stock are set forth in the New Certificate of Designation. The Senior Convertible Preferred Stock ranks prior to the Common Stock or any other class of stock of the Company, has an initial aggregate Liquidation Preference (as defined below) of $50 per share and provides for the payment of quarterly dividends. Dividends accruing through December 31, 2000 will be payable at a per annum rate of 8% of the Liquidation Preference if payable in cash or a per annum rate of 10% of the Liquidation Preference if payable in additional shares of Senior Convertible Preferred Stock. Dividends accruing after December 31, 2000 will be payable at a per annum rate of 12% of the Liquidation Preference. "Liquidation Preference" is $50 per share (or proportionate amount thereof in the case of any fractional shares of Senior Convertible Preferred Stock) plus an amount equal to all dividends (whether or not earned or declared) accumulated and unpaid on the shares of Senior Convertible Preferred Stock to the date of final distribution, such determination to be made, in the event that dividends remain unpaid as to one or more dividend payment dates, by deeming the amount of any dividend not paid on the relevant dividend payment date as having been added to the stated amount of the underlying share as of such dividend payment date.

      At the option of the holder thereof and upon surrender thereof for conversion to the Company at its corporate headquarters at any time on or after January 3, 1999 or, should the Company fail to receive the Shareholder Approval on or prior to August 31, 1998, on or after August 31, 1998, each share of Senior Convertible Preferred Stock will be convertible into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the (x) the Liquidation Preference of such share determined as of the date of conversion by (y) the lower of $1.75 and 75% of the Current Market Price Per Share (as defined below) determined as of the trading day immediately prior to the date of conversion. The "Current Market Price Per Share" of Common Stock at any date shall be deemed to be the average of the closing sale prices for the 20 consecutive trading days before the day in question. The closing sale price for each day shall be reported by the NASDAQ Stock Market or as reported by any successor central market system. The conversion rate is subject to adjustment as per the New Certificate of Designation.

      The shares of Senior Convertible Preferred Stock are optionally redeemable in whole but not in part on or before January 3, 1999. The price for the redemption is the Liquidation Preference for the shares being redeemed determined as if the date of final distribution were the date on which the payment of the redemption price is made and as if the dividends thereon shall have accrued thereon at a rate of 12% per annum since the last dividend payment date on which dividends were paid.

      The Second Supplement and the New Certificate of Designation have been filed as exhibits to this Schedule 13D and are hereby incorporated by reference.

      Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company, including but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.     Material to be Filed as Exhibits.

            Exhibit VIII  --  Second Supplement to Investment Agreement,
                              dated as of July 2, 1998, without Exhibits

            Exhibit IX    --  Certificate of Designation, Preferences and
                              Rights of the Senior Convertible Preferred
                              Stock ($.01 Par Value) of Complete Wellness
                              Centers, Inc., filed with the Secretary of State of Delaware on July 2, 1998




                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


    Date: July 16, 1998


                                    IMPRIMIS INVESTORS LLC

                                          By:      /s/ Arthur H. Amron
                                             ------------------------------
                                          Name:    Arthur H. Amron
                                          Title:   Vive President


                                    WEXFORD SPECTRUM INVESTORS LLC

                                          By:      /s/ Arthur H. Amron
                                             ------------------------------
                                          Name:    Arthur H. Amron
                                          Title:   Vice President

                                    WEXFORD MANAGEMENT LLC

                                          By:      /s/ Arthur H. Amron
                                             ------------------------------
                                          Name:    Arthur H. Amron
                                          Title:    Senior Vice President


                                          /s/ Charles E. Davidson
                                          ---------------------------------


                                          /s/ Joseph M. Jacobs
                                          ---------------------------------